Exhibit 99.1

Press Information

April 28, 2022

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO SELL, OR ANY SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OF PHILIPS.

Philips launches offering of Green and Sustainability Innovation Notes and a Series of Liability Management Transactions

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced the intention to issue one or more series of notes (the “Notes”) under its European Medium Term Note (EMTN) program (the “EMTN Offering”), as well as a series of liability management transactions, which are expected to extend the company’s debt maturity profile.

With these transactions, Philips aims to leverage current financial market conditions to further optimize its debt maturity profile and liabilities. Once completed these transactions are expected to have a neutral impact on the amount of debt outstanding.

The net proceeds of the Notes will be used for Eligible Projects in accordance with Philips Green and Sustainability Innovation Bond Framework. Pending the full allocation of the net proceeds of the Notes, Philips intends to optimize its short-term treasury liquidity profile by applying such net proceeds towards the following liability management transactions, all of which are subject to the successful completion of the EMTN Offering:

•	A tender offer for certain series of its outstanding U.S. Dollar-denominated bonds due 2025 and 2026;

•	A tender offer for certain series of its outstanding Euro-denominated notes due 2023, 2024 and 2025 (the “Euro Tender Offer”);

•	The proposed make-whole redemption of any of the Euro-denominated notes due 2023 and 2024 that are not purchased in the Euro Tender Offer (the “Euro Make-Whole Redemption”); and

•

The proposed agreement with the relevant counterparties for early settlement of the outstanding forward contracts entered into in the third quarter of 2021 under the share buyback program for capital reduction purposes announced on July 26, 2021 (the “Early Forward Settlement”). The acquisition of 19,571,218 shares through the settlement of these forward contracts would result in the early completion of the repurchase program. Philips would then expect to cancel a total of approximately 28.3 million shares (including shares acquired through open market purchases in December 2021 and January 2022 under the aforementioned share buyback program) in the course of 2022, representing 3.3% of Philips’ currently outstanding shares.

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Any decision by Philips to redeem outstanding bonds in the Euro Make-Whole Redemptions, or to complete the Early Forward Settlement, will depend on various factors at that time.

For further information, please contact:

Ben Zwirs

Philips Global Press Office

Tel.: +31 6 1521 3446

E-mail: ben.zwirs@philips.com

Derya Guzel

Philips Investor Relations

Tel.: +31 20 5977055

E-mail: derya.guzel@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2021 sales of EUR 17.2 billion and employs approximately 78,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the EMTN Offering, the USD Tender Offer, the Euro Tender Offer, the Euro Make-Whole Redemption and the Early Forward Settlement. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

Important Information

This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to sell, or any solicitation of an offer to purchase, any securities of Philips. The securities offered in the EMTN Offering have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration

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requirements. Neither the EMTN Offering nor the Euro Tender Offer is being made and will not be made directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facility of a national securities exchange of, or to owners of the subject securities who are located or resident in the United States or to U.S. Persons as defined in Regulation S of the Securities Act.

In the United Kingdom, this announcement is being distributed to, and is directed at, only (a) persons who have professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); or (b) high net worth companies, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be available only to or will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

Manufacturer target market (MIFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.